Aquinox Pharmaceuticals, Inc.

450-887 Great Northern Way

Vancouver, B.C., Canada V5T 4T5

January 21, 2016	VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

RE:	Aquinox Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-208651

Acceleration Request

Requested Date:	January 26, 2016
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on January 26, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aquinox Pharmaceuticals, Inc.

/s/ Kamran Alam Kamran Alam Chief Financial Officer

cc:	David J. Main, Aquinox Pharmaceuticals, Inc.
Michael Tenta, Cooley LLP
Alan Hambelton, Cooley LLP